UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File Nos. 70-10248, 70-10285 and 70-10320

REPORT FOR PERIOD

July 1 to September 30, 2005

PURSUANT TO RULE 24

In the matter of

PNM RESOURCES, INC.

This Certificate of Notification is filed by PNM Resources, Inc. ("PNM Resources" or "PNMR"), a New Mexico corporation, on behalf of itself and certain of its direct and indirect subsidiaries pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the "Act").   Such filing is made in connection with the Form U-1, as amended, filed by PNM Resources in Files 70-10248 and as authorized by order of the Securities and Exchange Commission ("the Commission") dated December 30, 2004 in that file, File No. 70-10285 as authorized by order of the Commission dated June 1, 2005 in that file and File No. 70-10320 as authorized by order of the Commission dated September 12, 2005 in that file. The orders direct that the applicants file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur.

This Certificate of Notification reports transactions for the quarter ended September 30, 2005.

PNM Resources hereby certifies for itself and its subsidiaries the following:

PNM RESOURCES, INC., et al.
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NOs. 35-27934, 35-27979 and 35-28027
FILE NOs. 70-10248, 70-10285 and 70-10320
FOR THE QUARTER ENDED SEPTEMBER 30, 2005

    Contents

Item

                                                                      Description

1

A computation in accordance with rule 53(a) setting forth PNM Resources' "aggregate investment" in all EWGs and FUCOs, if any, its "consolidated retained earnings" and a calculation of the amount remaining under its rule 53 authority;

2	Total capitalization ratio of PNM Resources, with consolidated debt to include all short-term debt and non recourse debt of all EWGs and FUCOs, if any;

3	The market-to-book ratio of PNM Resources' common stock;

4	Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs, if any, from that attributable to other subsidiaries of PNM Resources;

5	A statement of revenues and net income for each EWG and FUCO, if any, for the twelve months ending as of the end of that quarter;

6

The sales of any common stock, preferred securities or equity-linked securities by PNM Resources and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities;

7

The total number of shares of PNM Resources' common stock issued or issuable under the options granted during the quarter under Stock Plans, employee benefit plans and dividend reinvestment plans including plans later adopted together with the number of shares issued or issuable during the Authorization Period;

8

If PNM Resources' common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

9	If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty;

10	The amount and terms of any PNM Resources' indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period;

11

The amount and terms of any short-term debt issued by any utility subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each utility subsidiary;

12

The amount and terms of any financings consummated by any non-utility subsidiary that is not exempt under rule 52 which shall also separately show the amount of non-exempt securities issued by non-utility subsidiaries during the Authorization Period;

13

The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item;

14

The name and parent company of any Financing Conduit created during the quarter; the amount invested in any Financing Conduit during the quarter and the amount and terms of any securities issued by any Financing Conduit during the quarter, which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period;

15

If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

16	If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R;

17

Consolidated balance sheets as of the end of the quarter and balance sheets as of the end of the quarter for each company, including PNM Resources, that has engaged in jurisdictional financing transactions during the quarter;

18	A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PNM Resources on a consolidated basis and of each utility subsidiary;

19

A retained earnings analysis of PNM Resources on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter;

20

Future registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the instant Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24;

21	The current capitalization and credit rating of any of the outstanding securities of TNP Enterprises, Inc. and Texas-New Mexico Power; and
22	Provide the amount and date of any stock redemptions, or any dividends paid of capital or unearned surplus.

Periods Covered by this Certificate of Notification Pursuant to Rule 24

This report is being filed for the quarter ended September 30, 2005.

This filing is made in connection with the Form U-1, as amended, filed by PNM Resources in File 70-10248 as authorized by order of the Securities and Exchange Commission ("the Commission") dated December 30, 2004 in that file (Items 1-20), File No. 70-10285 as authorized by order of the Commission dated June 1, 2005 in that file (Item 21), and File No. 70-10320 as authorized by order of the Commission dated September 12, 2005 in that file (Item 22). The orders direct that the applicants file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur.

The Authorization Period extends from December 30, 2004 (the date that Form U-1, as amended, was filed by PNM Resources in File 70-10248 and was authorized by order of the Commission dated December 30, 2004 in that file) to December 30, 2007.  This report includes transactions for the current quarter and cumulative amounts for the Authorization Period, as appropriate for each Item reported on below.

Item 1

A computation in accordance with rule 53(a) setting forth PNM Resources' "aggregate investment" in all EWGs and FUCOs, if any, its "consolidated retained earnings" and a calculation of the amount remaining under its rule 53 authority.

As of September 30, 2005, PNM Resources had no investment in either EWGs or FUCOs.

Item 2

Total capitalization ratio of PNM Resources, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs, if any.

The total capitalization ratios of PNM Resources as of September 30, 2005 are reported below.

	September 30, 2005 (a)
(Dollars in thousands)
Common Equity	$1,301,424	37.9%
Preferred Stock	11,529	0.3%
Long-term Debt	1,647,077	48.0%
Short-term Debt	474,699	13.8%
	$3,434,729	100.0%

(a)  As of September 30, 2005, PNM Resources had no investment in either EWGs or FUCOs.

Item 3

The market-to-book ratio of PNM Resources' common stock.

The market-to-book ratio of PNM Resources' common stock as of September 30, 2005 follows.

Closing price per share on September 30, 2005	$28.67
Book value per share at September 30, 2005	$18.93
Market-to-book ratio	1.51

Item 4

Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs, if any, from that attributable to other subsidiaries of PNM Resources.

As of September, 2005, PNM Resources had no investment in either EWGs or FUCOs.

Item 5

A statement of revenues and net income for each EWG and FUCO, if any, for the twelve months ending as of the end of that quarter;

As of September 30, 2005, PNM Resources had no investment in either EWGs or FUCOs.

Item 6

The sales of any common stock, preferred securities or equity-linked securities by PNM Resources and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities.

Authorization Period Transactions - January 1, 2005 Through June 30, 2005:

On March 30, 2005, PNM Resources issued 3,910,000 shares of common stock at $26.76 per share ("Common Shares"), which was the price on the date of agreement of sale.  PNM Resources received net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses, of approximately $101.0 million as further described below:

Common Shares sold:	3,910,000
Price per share:	$26.76
Total sale:	$104,631,600
Underwriters' commission:	$3,400,527
Estimated expenses	$200,000
Net proceeds:	$101,031,073

On March 30, 2005, PNM Resources completed a public offering of 4,945,000 6.75% equity units ("Equity Units"), yielding net proceeds after fees of $239.6 million as further described below:

Equity Units sold:	4,945,000
Price per unit:	$50.00
Gross Proceeds:	$247,250,000
Underwriters' commission:	$7,417,500
Estimated expenses	$220,000
Net Proceeds:	$239,612,500
Unit Coupon:	6.75%
Note Coupon:	4.8%

In conjunction with the acquisition of TNP Enterprises, Inc. ("TNP"), on June 6, 2005, 4,326,337 common shares were issued at a purchase price of  $20.20 per common share to the previous owners.  The common stock valued at $87.4 million was a portion of the TNP purchase price.  The purchase price of the stock was based on an estimated purchase price in accordance with the Stock Purchase Agreement ("SPA"), dated as of July 24, 2004 by and between PNM Resources and SW Acquisition, L.P. ("SW Acquisition").

The purchase price has been subject to litigation, please see PNM Resources' periodic reporting under the Securities Exchange Act of 1934, which is incorporated herein by reference.

Authorization Period Transactions - July 1, 2005 Through September 30, 2005:

With the exception of the shares issued under PNM Resources' Employee Stock Purchase Plan discussed in Item 7 below, PNM Resources did not issue any common stock, preferred securities or equity-linked securities for the period July 1, 2005 through September 30, 2005.

Item 7

The total number of shares of PNM Resources' common stock issued or issuable under the options granted during the quarter under Stock Plans, employee benefit plans and dividend reinvestment plans including plans later adopted together with the number of shares issued or issuable during the Authorization Period.

The number of shares of PNM Resources' common stock issued under its Employee Stock Purchase Plan are shown in the table below for the quarter ended September 30, 2005 and cumulative amounts for the Authorization Period.

Shares of PNM Resources' Common Stock Issued	Quarter-Ended September 30, 2005	Authorization Period

Employee Stock Purchase Plan	22,530	63,019

PNM Resources has other stock plans that are currently being funded with market shares.  Shares related to these stock plans will be included in future reports at the point such plans are funded with newly issued shares.

Item 8

If PNM Resources' common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

For the period July 1, 2005 through September 30, 2005, PNM Resources did not transfer PNM Resources' common stock to a seller of securities of a company being acquired.  For discussion regarding the TNP acquisition, which occurred in the second quarter of 2005, see PNM Resources' June 30, 2005 Rule 24 Report.

Item 9

If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

During the quarter ended September 30, 2005, PNM Resources issued several guarantees to enable First Choice's participation in capacity auctions for power purchases. The table below shows the name of the guarantor, the name of the beneficiary, the amount and terms of the guarantees.

Guarantor	Beneficiary	Amount	Issue date	Maturity date
PNM Resources	Tenaska-Oxy	$5,000,000	8/31/2005	8/31/2006
PNM Resources	TXU Portfolio Management	$20,000,000	9/21/2005	12/31/2006
PNM Resources	Exelon Corporation	$15,000,000	9/19/2005	9/30/2006
PNM Resources	Coral Power LLC	$20,000,000	9/21/2005	No maturity

PNM Resources	Texas Genco II, LP	$7,600,000	9/9/2005	9/9/2006
PNM Resources	TXU Generation Company LP	$7,600,000	9/6/2005	12/31/2006
PNM Resources	Texas Genco, LP	$3,000,000	9/6/2005	9/6/2006

At September 30, 2005, First Choice had up to $300,000,000 million of borrowing capacity under the PNMR Facility.  Any borrowings made by First Choice under this sublimit are guaranteed by PNMR.  At September 30, 2005, First Choice had no borrowings outstanding under the PNMR Facility.

Item 10

The amount and terms of any PNM Resources' indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period.

Authorization Period Transactions - January 1, 2005 Through June 30, 2005:

Senior Notes in the amount of $247,250,000 were issued on March 30, 2005 as part of an offering of Equity Units as described in Item 6 above.  Additional information regarding the terms of the Equity Units is provided in the PNM Resources' Form 8-K dated March 31, 2005.

Authorization Period Transactions - July 1, 2005 Through September 30, 2005:

For the period July 1, 2005 through September 30, 2005 PNM Resources did not issue any long-term indebtedness.  For discussion of PNM Resources' credit facility see PNM Resources' periodic reporting under the Securities Exchange Act of 1934, which is incorporated herein by reference.

Item 11

The amount and terms of any short-term debt issued by any utility subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each utility subsidiary.

Public Service Company of New Mexico ("PNM")

The following amounts and terms of short-term debt issued during the quarter ended September 30, 2005 are for PNM.  PNM's commercial paper program is unsecured and the proceeds are used for short-term cash management needs PNM's commercial paper program contains terms typical for section 4(2) commercial paper programs.  For discussion of PNM's credit facility see PNM's periodic reporting under the Securities Exchange Act of 1934, which is incorporated herein by reference.

PNM commercial paper borrowings

Beginning balance July 1, 2005	$ 18,800,010

Borrowings quarter ended September 30, 2005	5,342,600,000

Payments quarter ended September 30, 2005	5,247,400,000

Ending balance September 30, 2005	$ 114,000,010

Weighted average cost of borrowing	3.53%

PNM line of credit borrowings

Beginning balance July 1, 2005	$ -

Borrowings quarter ended September 30, 2005	7,100,000

Payments quarter ended September 30, 2005	7,100,000

Ending balance September 30, 2005	$ -

Weighted average cost of borrowing	5.60%

TNMP

There was no short-term debt issued by TNMP from July 1, 2005 through September 30, 2005.

Item 12

The amount and terms of any financings consummated by any non-utility subsidiary that is not exempt under rule 52 which shall also separately show the amount of non-exempt securities issued by non-utility subsidiaries during the Authorization Period.

None.

Item 13

The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item.

The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the third quarter of 2005 and any outstanding Hedge Instruments or Anticipatory Hedges as of September 30, 2005 which were previously reported under this item as well as the identity of the other parties to the transaction are shown below.

PNM Resources
New Hedge Transactions
Third Quarter, 2005

Note: The following transactions represent hedges of sales of forecasted excess generation. All transactions qualify as cash flow hedges under SFAS 133.
						Volume
Trade					Contract Price	(MW hours)	On-Peak or	Extended
Ticket Number	Trade Date	Counterparty	Location	Buy or Sale	Per MW hour	Buy(Sell)	Off-Peak	Value *

ABC021	July 12, 2005	MAEM	PV	SELL	$70.25	(25)	On-Peak	-
ABC076	July 12, 2005	UBS	PV	SELL	$70.25	(25)	On-Peak	-
ABC256	July 15, 2005	BPEC	PV	SELL	$70.50	(50)	On-Peak	-
ABC911	July 26, 2005	BPEC	PV	SELL	$54.75	(25)	Off-Peak	(1,958,198)
ABC917	July 26, 2005	UBS	PV	SELL	$54.75	(25)	Off-Peak	(1,958,198)
ABD116	August 1, 2005	SETC	PV	SELL	$57.00	(50)	Off-Peak	(3,916,395)
ABE225	August 17, 2005	SETC	PV	SELL	$60.00	(25)	Off-Peak	(1,958,198)
ABE227	August 17, 2005	MSCG	PV	SELL	$60.00	(25)	Off-Peak	(1,958,198)
ABE540	August 23, 2005	CCG	4C-345	SELL	$79.25	(25)	On-Peak	-
ABE542	August 23, 2005	MSCG	4C-345	SELL	$56.50	(150)	Off-Peak	-
ABE543	August 23, 2005	MSCG	4C-345	SELL	$79.25	(75)	On-Peak	-
ABE818	August 29, 2005	TEMC	PV	SELL	$89.00	(75)	On-Peak	(10,120,500)
ABF820	August 29, 2005	MSCG	PV	SELL	$68.50	(75)	Off-Peak	(5,874,593)
ABF954	September 16, 2005	SETC	PV	SELL	$72.00	(25)	Off-Peak	(676,172)
ABF955	September 16, 2005	MSCG	PV	SELL	$72.00	(100)	Off-Peak	(2,704,688)
ABG574	September 28, 2005	SETC	PV	SELL	$111.50	(25)	On-Peak	(3,373,500)
ABG696	September 28, 2005	SRPM	PV	SELL	$111.50	(25)	On-Peak	(3,373,500)
ABC936	July 27, 2005	MSCG	SO2	SELL	$145.00	(10,000)	RTC	(7,199,047)
ABC937	July 27, 2005	MSCG	SO2	BUY	$145.00	10,000	RTC	6,854,962
ABE377	August 18, 2005	ARON	ELP SJ	BUY	$0.70	380,000	RTC	1,119,258
ABE379	July 25, 2005	CONC	ELP SJ	BUY	$0.70	100,000	RTC	392,164
ABE380	July 25, 2005	CONC	ELP SJ	BUY	$0.70	380,000	RTC	1,779,103
ABE381	July 25, 2005	CONC	ELP SJ	BUY	$0.70	380,000	RTC	1,621,982
ABE391	July 19, 2005	BOA	ELP SJ	BUY	$0.70	100,000	RTC	363,957
ABE392	July 19, 2005	BOA	ELP SJ	BUY	$0.70	380,000	RTC	1,642,578
ABE393	July 19, 2005	BOA	ELP SJ	BUY	$0.70	380,000	RTC	1,476,638
ABE412	August 19, 2005	BOA	ELP SJ	BUY	$0.70	380,000	RTC	1,186,596
ABE413	August 19, 2005	BOA	ELP SJ	BUY	$0.70	380,000	RTC	1,370,960
ABE468	August 18, 2005	ARON	ELP SJ	BUY	$0.70	380,000	RTC	1,307,756
ABF529	September 8, 2005	CITI	ELP SJ	BUY	$0.70	140,000	RTC	229,189
ABF530	September 8, 2005	CITI	ELP SJ	BUY	$0.70	140,000	RTC	155,234
ABF902	September 15, 2005	CITI	ELP SJ	BUY	$0.70	140,000	RTC	155,324

ABF903	September 15, 2005	CITI	ELP SJ	BUY	$0.70	140,000	RTC	229,189
ABG190	September 21, 2005	CHAS	ELP SJ	BUY	$0.70	90,000	RTC	52,143
ABG191	September 21, 2005	CHAS	ELP SJ	BUY	$0.70	90,000	RTC	41,834
ABG709	August 29, 2005	BPEC	PERM	BUY	2,000	180,000	RTC	2,264,160
ABG850	September 28, 2005	CONC	KUTZ	BUY	1,600	144,000	RTC	1,766,688
ABG851	September 22, 2005	WESC	BLANCO	BUY	1,600	144,000	RTC	1,766,688

PNM Resources Outstanding Hedges Previously Reported Under This Item Third Quarter, 2005

Note: The following transactions represent hedges of sales of forecasted excess generation. All transactions qualify as cash flow hedges under SFAS 133.

						Volume
Trade					Contract Price	(MW hours)	On-Peak or	Extended
Ticket Number	Trade Date	Counterparty	Location	Buy or Sale	Per MW hour	Buy(Sell)	Off-Peak	Value *

AAT755	April 22, 2005	SETC	PV	SELL	70.00	(50)	On-Peak	-
AAY942	June 8, 2005	SETC	PV	SELL	48.50	(50)	Off-Peak	-
AAZ241	June 13, 2005	SETC	PV	SELL	47.00	(50)	Off-Peak	-
AAZ404	June 15, 2005	SRPM	PV	SELL	68.00	(50)	On-Peak	-
ABF378	June 15, 2005	SETC	4C-345	SELL	50.00	(125)	Off-Peak	-

* Extended value represents the value of the Hedge Instrument or Anticipatory Hedge subsequent to September 30, 2005.  Therefore items with an extended value of zero will expire on September 30, 2005.

Item 14

The name and parent company of any Financing Conduit created during the quarter; the amount invested in any Financing Conduit during the quarter and the amount and terms of any securities issued by any Financing Conduit during the quarter, which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period.

None.

Item 15

If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (Revised December 2003) ("FIN 46R"), became effective January 1, 2004 for those entities considered to be special purpose entities, and March 31, 2004 for others.  Under the model for consolidation promulgated by FIN 46R, a PPA may qualify as a variable interest if its terms expose the purchaser to variability in supply or operating costs and the contract is for a significant portion of the entity's generating capacity.  PNM Resources evaluated its PPAs under the provisions of FIN 46R and determined that one purchase contract entered into prior to December 31, 2003 qualifies as a variable interest.  PNM Resources was unable to obtain the necessary information needed to determine if PNM Resources was the primary beneficiary and if consolidation was needed despite efforts including a formal written request to the operator of the entity supplying power under the PPA.  The operator cited legal and competitive reasons for refusing to provide the information.

This variable interest PPA is a contract to purchase 132 MW of capacity and energy expiring in June 2020.  The contract contains a fixed capacity charge, a fixed O&M charge, and a variable energy charge that subjects PNM to the changes in the cost of fuel and O&M.  For the three months ended September 30, 2005 and 2004, the capacity and O&M charge was $1.8 million and $1.8 million, respectively, and the energy charges were $0.2 million and $0.4 million, respectively.  For the nine months ended September 30, 2005 and 2004, the capacity and O&M charge was $5.1 million and $4.4 million, respectively, and the energy charges were $0.8 million and $0.8 million, respectively.  The contract is for the full output of a specific gas generating plant and is currently accounted for as an operating lease by PNM.  Under this contract PNM is exposed to changes in the costs to produce energy and operate the plant.

PNM Resources also has interests in other variable interest entities created before January 31, 2003, for which PNM Resources is not the primary beneficiary.  These arrangements include PNM Resources' investment in a limited partnership and certain PNM leases.  The aggregate maximum loss exposure at September 30, 2005 that PNM Resources could be required to record in its income statement as a result of these arrangements totals approximately $5.3 million.  The creditors of these variable interest entities do not have recourse to the general credit of PNM Resources in excess of the aggregate maximum loss exposure.

Item 16

If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

See the response to Item 15 above.

Item 17

Consolidated balance sheets as of the end of the quarter and balance sheets as of the end of the quarter for each company, including PNM Resources, that has engaged in jurisdictional financing transactions during the quarter.

Balance sheets for PNM Resources, PNM and TNMP as of September 30, 2005 and December 31, 2004 are provided below.  The Notes to Consolidated Financial Statements are not included with the balance sheets provided herein.

PNM RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
	2005	2004
	(In thousands)
ASSETS
Utility Plant:
Electric plant in service	$3,269,524	$2,488,961
Gas plant in service	699,294	680,487
Common plant in service and plant held for future use	156,387	140,818
	4,125,205	3,310,266
Less accumulated depreciation and amortization	1,346,557	1,135,510
	2,778,648	2,174,756
Construction work in progress	155,042	124,381
Nuclear fuel, net of accumulated amortization of $17,669 and $16,448	28,919	25,449

Net utility plant	2,962,609	2,324,586

Other Property and Investments:
Investment in lessor notes	287,020	308,680
Other investments	162,005	139,848
Non-utility property, net of accumulated depreciation of $6 and $1,773	4,815	1,437

Total other property and investments	453,840	449,965

Current Assets:
Cash and cash equivalents	144,799	17,195
Special deposits	2,933	-
Accounts receivable, net of allowance for uncollectible accounts
of $4,077 and $1,329	119,258	96,600
Unbilled revenues	110,983	104,708
Other receivables	54,091	48,393
Inventories	45,730	41,352
Regulatory assets	14,147	3,339
Other current assets	99,218	51,967

Total current assets	591,159	363,554

Deferred charges:
Regulatory assets	427,090	217,196
Prepaid pension cost	90,417	87,336
Goodwill	492,693	-
Other intangible assets	62,718	-
Other deferred charges	56,033	44,998

Total deferred charges	1,128,951	349,530
	$5,136,559	$3,487,635

PNM RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
	2005	2004
	(In thousands)
CAPITALIZATION AND LIABILITIES
Capitalization:
Common stockholders' equity:
Common stock outstanding (no par value)	$ 798,638	$ 638,826
Accumulated other comprehensive loss, net of tax	(68,892)	(89,813)
Retained earnings	571,678	550,566

Total common stockholders' equity	1,301,424	1,099,579
Cumulative preferred stock of subsidiary without mandatory redemption
($100 par value)	11,529	11,529
Long-term debt	1,647,077	987,823

Total capitalization	2,960,030	2,098,931

Current Liabilities:
Short-term debt	474,699	94,700
Accounts payable	157,286	117,645
Accrued interest and taxes	47,384	15,796
Other current liabilities	214,641	128,476

Total current liabilities	894,010	356,617

Deferred Credits:
Accumulated deferred income taxes	417,590	284,528
Accumulated deferred investment tax credits	34,776	35,360
Regulatory liabilities	377,899	327,419
Asset retirement obligations	50,446	50,361
Additional minimum pension liability	164,801	164,801
Accrued pension liability	3,825	-
Accrued postretirement benefit cost	20,816	16,102
Other deferred credits	212,366	153,516

Total deferred credits	1,282,519	1,032,087

Commitments and Contingencies	-	-
	$5,136,559	$3,487,635

PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARY
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
	2005	2004
	(In thousands)
ASSETS
Utility Plant:
Electric plant in service	$2,541,812	$2,488,961
Gas plant in service	699,294	680,487
Common plant in service and plant held for future use	98,797	97,369
	3,339,903	3,266,817
Less accumulated depreciation and amortization	1,185,966	1,125,444
	2,153,937	2,141,373
Construction work in progress	101,510	110,406
Nuclear fuel, net of accumulated amortization of $17,669 and $16,448	28,919	25,449

Net utility plant	2,284,366	2,277,228

Other Property and Investments:
Investment in lessor notes	287,020	308,680
Other investments	151,404	116,134
Non-utility property	966	966

Total other property and investments	439,390	425,780

Current Assets:
Cash and cash equivalents	12,855	16,448
Special deposits	247	-
Accounts receivable, net of allowance for uncollectible accounts
Of $1,353 and $1,329	78,898	96,600
Unbilled revenues	74,529	104,708
Other receivables	46,123	45,717
Inventories	44,209	41,246
Regulatory assets	14,147	3,339
Other current assets	50,849	39,933

Total current assets	321,857	347,991

Deferred charges:
Regulatory assets	281,360	217,196
Prepaid pension cost	90,417	87,336
Other deferred charges	39,217	38,199

Total deferred charges	410,994	342,731
	$3,456,607	$3,393,730

PUBLIC SERVICE COMPANY OF NEW MEXICO AND SUBSIDIARY
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
	2005	2004
	(In thousands)
CAPITALIZATION AND LIABILITIES
Capitalization:
Common stockholder's equity:
Common stock outstanding ($5 par value)	$ 195,589	$ 195,589
Paid-in-capital	556,761	556,761
Accumulated other comprehensive loss, net of tax	(88,193)	(89,813)
Retained earnings	338,934	371,455

Total common stockholder's equity	1,003,091	1,033,992
Cumulative preferred stock of subsidiary without mandatory redemption
($100 par value)	11,529	11,529
Long-term debt	987,206	987,676

Total capitalization	2,001,826	2,033,197

Current Liabilities:
Short-term debt	114,000	60,400
Accounts payable	78,082	116,763
Intercompany accounts payable	22,615	38,700
Accrued interest and taxes	46,386	28,783
Other current liabilities	155,647	91,765

Total current liabilities	416,730	336,411

Deferred Credits:
Accumulated deferred income taxes	286,150	278,907
Accumulated deferred investment tax credits	33,039	35,360
Regulatory liabilities	338,728	327,419
Asset retirement obligations	50,446	50,361
Additional minimum pension liability	164,801	164,801
Accrued postretirement benefit cost	14,010	16,102
Other deferred credits	150,877	151,172

Total deferred credits	1,038,051	1,024,122
Commitments and Contingencies	-	-
	$3,456,607	$3,393,730

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
	2005	2004
	(In thousands)
ASSETS
Utility Plant:
Electric plant in service	$ 869,877	$ 845,900
Construction work in progress	7,014	4,261
Common plant in service and plant held for future use	589	589
	877,480	850,750
Less accumulated depreciation and amortization	292,760	276,081
Net utility plant	584,720	574,669

Other Property and Investments:
Other investments	531	530
Non-utility property, net of accumulated depreciation of $3 and $3	2,121	343

Total other property and investments	2,652	873

Current Assets:
Cash and cash equivalents	30,027	65,759
Special deposits	2,417	3,086
Accounts receivable, net of allowance for uncollectible accounts
Of $100 and $191	13,395	12,739
Federal income tax refund	40,483	22,912
Unbilled revenues	7,133	7,576
Other receivables	11,142	10,083
Inventories	1,249	1,505
Other current assets	884	7,526
Total current assets	106,730	131,186

Deferred charges:
Stranded costs	87,316	87,316
Carrying charges on stranded costs	55,797	48,130
Other regulatory assets	2,617	8,105
Goodwill	457,109	-
Other deferred charges	21,995	22,227
Total deferred charges	624,834	165,778

Commitments and Contingencies	-	-
	$1,318,936	$ 872,506

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
A WHOLLY OWNED SUBSIDIARY OF PNM RESOURCES, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
	2005	2004
	(In thousands)
CAPITALIZATION AND LIABILITIES
Capitalization:
Common stockholder's equity:
Common stock outstanding ($10 par value)	$ 96	$ 107
Paid-in-capital	596,710	197,751
Accumulated other comprehensive loss, net of tax	-	(1,761)
Retained earnings	12,190	(6,795)

Total common stockholder's equity	608,996	189,302
Long-term debt	415,790	415,569

Total capitalization	1,024,786	604,871

Current Liabilities:
Accounts payable	32,379	15,649
Accrued interest and taxes	24,605	22,647
Accrued payroll and benefits	4,462	1,583
Other current liabilities	5,368	5,155

Total current liabilities	66,814	45,034

Deferred Credits:
Accumulated deferred income taxes	135,222	138,249
Accumulated deferred investment tax credits	1,736	2,326
Regulatory liabilities	39,171	40,729
Accrued pension liability	3,825	4,844
Accrued postretirement benefit cost	6,806	2,693
Other deferred credits	40,576	33,760

Total deferred credits	227,336	222,601
	$1,318,936	$ 872,506

Item 18

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PNM Resources on a consolidated basis and of each utility subsidiary.

The following table shows the capital structure of PNM Resources on a consolidated basis and of each utility subsidiary as of September 30, 2005.

	PNM Resources		PNM		TNMP
(Dollars in thousands)	$	%	$	%	$	%
Common Equity	1,301,424	37.9%	1,003,091	47.4%	608,996	59.4%
Preferred Stock	11,529	0.3%	11,529	0.5%	-	-
Long-term Debt	1,647,077	48.0%	987,206	46.7%	415,790	40.6%
Short-term Debt	474,699	13.8%	114,000	5.4%	-	-
Total Capitalization	3,434,729	100.0%	2,115,826	100.0%	1,024,786	100.0%

Item 19

A retained earnings analysis of PNM Resources on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter.

PNM Resources
Beginning Retained Earnings July 1, 2005	$ 570,704,207

Additions:
Earnings	29,018,633

Dividends:
Common Dividends	(27,501,074)
Preferred Dividends	(535,621)

Other Reconciling Item:
Miscellaneous Adjustment	(8,258)
Adjustment to Dividend Balance	(16)

Ending Retained Earnings September 30, 2005	$ 571,677,871

PNM
Beginning Retained Earnings July 1, 2005	$ 327,806,870

Additions:
Earnings	11,267,127

Dividends:
Preferred Dividends	(132,011)

Other Reconciling Item:
Miscellaneous Adjustment	(8,258)
Adjustment to Dividend Balance	1

Ending Retained Earnings September 30, 2005	$ 338,933,729

TNMP
Beginning Retained Earnings July 1, 2005	$ 2,547,207

Additions:
Earnings	9,642,995

Ending Retained Earnings September 30, 2005	$ 12,190,202

Item 20

Future registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the instant Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of PNM Resources, et al, in File No. 70-10248 and in accordance with the terms and conditions of the Commission's order dated December 31, 2004, permitting said Application-Declaration to become effective.

Registration statement number 333-128607 as filed by PNM Resources with the Securities and Exchange Commission on September 27, 2005, as amended, is incorporated by reference herein as exhibit 99.1.

Item 21

The current capitalization and credit rating of any of the outstanding securities of TNP and TNMP.

The following table shows the capital structure of TNP on a consolidated basis and TNMP as of September 30, 2005.

	TNP		TNMP
(Dollars in thousands)	$	%	$	%
Common Equity	806,672	66.0%	608,996	59.4%
Preferred Stock	-	-	-	-
Long-term Debt	415,790	34.0%	415,790	40.6%
Short-term Debt	-	-	-	-
Total Capitalization	1,222,462	100.0%	1,024,786	100.0%

The following table shows the credit ratings of TNMP's senior unsecured notes at September 30, 2005.

Entity	Senior Unsecured Rating (S&P/Moody's)	Short-Term Rating
TNP	* N/A	N/A
TNMP	BBB/Baa3	N/A

*  TNP has no outstanding debt, other than that issued by TNMP and included in TNP's consolidated capital structure.

Item 22

Provide the amount and date of any stock redemptions, or any dividends paid of capital or unearned surplus.

Entity	Stock Redemptions	Dividends
TNMP	$62,000,000 (1)	None
TNP	None	$62,000,000 (1)

(1)        On September 30, 2005, as part of the TNP acquisition financing, TNMP redeemed 1,090 shares of its privately held stock held by TNP at the book value of $56,888.91 per share, for a total of $62.0 million.  TNP subsequently paid a cash dividend of $62.0 million to PNM Resources.

Exhibit No.	Description of Exhibit	File No.
99.1	PNM Resources registration statement (S-3) filed with the Securities and Exchange Commission on September 27, 2005 (incorporated by reference).	333-128607

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, PNM Resources, Inc. for itself and its subsidiaries have duly caused this report to be signed on its behalf on this 22nd day of November, 2005.

/s/ Thomas G. Sategna
 Thomas G. Sategna
Vice President and Corporate Controller
PNM Resources, Inc.